UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

STERLING FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

859319303

(CUSIP Number)

SCOTT A. ARENARE, ESQ.

MANAGING DIRECTOR AND GENERAL COUNSEL

WARBURG PINCUS LLC

450 LEXINGTON AVENUE

NEW YORK, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

EUNU CHUN, ESQ.

WILLIAM B. SORABELLA, ESQ.

KIRKLAND & ELLIS LLP

601 LEXINGTON AVENUE

NEW YORK, NY 10022

212-446-4800

September 11, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	859319303	13D	Page 2

1	NAMES OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of common stock, no par value per share (“Common Stock”) and (ii) the warrant exercisable to purchase 1,437,297 shares of Common Stock (the “Warrant”).
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling Financial Corporation (“Sterling”) under the Agreement and Plan of Merger, dated as of September 11, 2013, by and between Sterling and Umpqua Holdings Corporation, an Oregon corporation (“Umpqua”) (the “Merger Agreement”) (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 3

1	NAMES OF REPORTING PERSONS Warburg Pincus X Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 4

1	NAMES OF REPORTING PERSONS Warburg Pincus X, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 5

1	NAMES OF REPORTING PERSONS Warburg Pincus X LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 6

1	NAMES OF REPORTING PERSONS Warburg Pincus Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 7

1	NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 8

1	NAMES OF REPORTING PERSONS Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 9

1	NAMES OF REPORTING PERSONS Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 10

1	NAMES OF REPORTING PERSONS Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,385,404(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,385,404(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,385,404(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(2)	Includes (i) 12,948,107 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.
(3)	Calculation based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury) as of September 5, 2013, and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant.

CUSIP No.	859319303	13D	Page 11

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D (the “Initial Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 3, 2010, as amended and supplemented by amendment No. 1 (the “Amendment No. 1”), filed on October 25, 2010 (the Initial Statement as amended and supplemented by the Amendment No. 1, the “Amended Statement”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). Information in respect of each Warburg Pincus Reporting Person is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial Statement and any amendments thereto.

Except as specifically amended by this Amendment No. 2, items in the Amended Statement are unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Amended Statement is hereby amended and supplemented as follows:

On September 11, 2013, Sterling and Umpqua Holdings Corporation, an Oregon corporation (“Umpqua”), entered into the Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Sterling will, subject to the terms and conditions set forth therein, merge with and into Umpqua (the “Merger”), with Umpqua as the surviving corporation in the Merger, (ii) each share of Common Stock shall be converted into the right to receive 1.671 shares of the common stock, no par value per share, of Umpqua and $2.18 in cash, and (iii) the Warrant shall automatically cease to represent a warrant to purchase shares of Common Stock and will be converted into a warrant exercisable for the merger consideration into which the shares of Common Stock issuable upon exercise of the Warrant immediately prior to the date and time when the Merger becomes effective (the “Effective Time”) would have been entitled to receive upon consummation of the Merger and Umpqua will assume the Warrant subject to its terms, as so adjusted.

In connection with the Merger Agreement, WP X entered into the Investor Letter Agreement, dated as of September 11, 2013, by and among WP X, Umpqua and Sterling (the “Investor Letter Agreement”), which provides, among other things, that (a) WP X agrees to vote all shares of Common Stock beneficially owned by WP X and entitled to vote at Sterling’s shareholder meeting in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger) unless the Board shall have changed its recommendation or other events shall have occurred, (b) WP X agrees that it will not, directly or indirectly, solicit or take any other action designed to facilitate any offer that is reasonably likely to lead to any acquisition proposal of Sterling, (c) Sterling and WP X agree to amend, effective upon the Effective Time, certain provisions of the Investment Agreement (the Investment Agreement as amended and as further amended by such amendment, the “Amended Investment Agreement”) as summarized below, and (d) Umpqua (as the surviving corporation in the Merger) agrees to fully perform the provisions of the Amended Investment Agreement applicable to Sterling from and after the Effective Time.

Pursuant to the Investor Letter Agreement, from and after the Effective Time, the following provisions of the Investment Agreement shall be amended: (w) WP X will no longer have the right to appoint a non-voting Board observer to attend meetings of the Board, (x) WP X will no longer be subject to the standstill provision, (y) WP X will no longer be subject to the transfer restrictions set forth in Section 4.19 of the Investment Agreement, and (z) certain of WP X’s registration rights shall be amended. These amendments shall be effective, and shall relate to, WP X’s interests in Umpqua (as the surviving corporation in the Merger) effective upon the Effective Time and shall not affect WP X’s interests in Sterling.

The foregoing description of the Investor Letter Agreement is a summary only and is qualified in its entirety by reference to the Investor Letter Agreement, which is attached hereto as Exhibit 7 and is incorporated herein by reference.

In addition, on September 11, 2013, Sterling and Umpqua entered into an investor letter agreement on the same terms as WP X with Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P. and Thomas H. Lee Parallel (DT) Fund VI, L.P.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated as follows:

(a) On September 13, 2013, WP X may be deemed to beneficially own 14,385,404 shares of Common Stock (or 22.6% of Common Stock (based on 63,752,159 shares of Common Stock, which includes, as represented by Sterling under the Merger Agreement (i) 62,314,862 shares of Common Stock issued and outstanding (not including shares held in treasury)

CUSIP No.	859319303	13D	Page 12

as of September 5, 2013 and (ii) 1,437,297 shares of Common Stock reserved for issuance upon the exercise of the Warrant)). Because of their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to share voting and disposition power with respect to the 14,385,404 shares of Common Stock reported herein. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy disclaims beneficial ownership of the shares of Common Stock and the Warrant, of which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Amended Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership. As disclosed in Sterling’s Form 8-K, filed on November 18, 2010, Sterling announced that the Board of Directors of Sterling approved a 1-for-66 share consolidation or reverse stock split, which became effective for trading purposes on November 19, 2010 (the “Reverse Split”). As a result of the Reverse Split, the Warrant was automatically adjusted to purchase 1,437,297 shares of Common Stock.

(b) See Item 5(a) above.

(c) Not applicable.

(d) No person (other than the Warburg Pincus Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Warburg Pincus Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Amended Statement is hereby amended and supplemented as follows:

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

On September 11, 2013, WP X entered into the Investor Letter Agreement, which provides, among other things, that (a) WP X agrees to vote all shares of Common Stock beneficially owned by WP X and entitled to vote at Sterling’s shareholder meeting in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger) unless the Board shall have changed its recommendation or other events shall have occurred, (b) WP X agrees that it will not, directly or indirectly, solicit or take any other action designed to facilitate any offer that is reasonably likely to lead to any acquisition proposal of Sterling, (c) Sterling and WP X agree to amend, effective upon the Effective Time, certain provisions of the Investment Agreement (the Investment Agreement as amended and as further amended by such amendment, the “Amended Investment Agreement”) as summarized below, and (d) Umpqua (as the surviving corporation in the Merger) agrees to fully perform the provisions of the Amended Investment Agreement applicable to Sterling from and after the Effective Time.

Item 7. Materials to Be Filed as Exhibits

In addition to the exhibits previously filed with the Amended Statement, the following additional exhibit is filed herewith:

Exhibit 7	Investor Letter Agreement, dated as of September 11, 2013, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Umpqua Holdings Corporation and Sterling Financial Corporation.

CUSIP No.	859319303	13D	Page 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Attorney-in-Fact*

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Attorney-in-Fact*

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Attorney-in-Fact*

WARBURG PINCUS X LLC

By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Attorney-in-Fact*

WARBURG PINCUS PARTNERS LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Attorney-in-Fact*

CUSIP No.	859319303	13D	Page 14

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Attorney-in-Fact*

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare
Name:	Scott A. Arenare
Title:	Managing Director

CHARLES R. KAYE

By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

*	The power of Attorney given by each of Warburg Pincus & Co., Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on January 15, 2013 as an exhibit to a statement on Schedule 13D/A filed by Warburg Pincus Private Equity X, L.P. with respect to Talon Therapeutics, Inc. and is hereby incorporated by reference.

CUSIP No.	859319303	13D	Page 15

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of September 3, 2010, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X, L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy.**

Exhibit 2	Investment Agreement, dated as of May 25, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on May 27, 2010) and amendment thereto, dated as of August 19, 2010 (incorporated by reference to Exhibit 10.2 to Sterling’s Current Report on Form 8-K, filed on August 20, 2010).**

Exhibit 3	Shareholder Rights Plan, dated as of April 14, 2010, between Sterling Financial Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to Sterling’s Current Report on Form 8-K, filed on April 15, 2010).**

Exhibit 4	Passivity Commitments Letter, dated as of August 23, 2010, from Warburg Pincus Private Equity X, L.P. to the Board of Governors of the Federal Reserve System.**

Exhibit 5	Articles of Amendment of Convertible Participating Voting Preferred Stock, Series B, Sterling Financial Corporation (incorporated by reference to Exhibit 3.3 to Sterling’s Current Report on Form 8-K, filed on August 30, 2010).**

Exhibit 6	Warrant, dated as of August 26, 2010, between Sterling Financial Corporation and Warburg Pincus Private Equity X, L.P.**

Exhibit 7	Investor Letter Agreement, dated as of September 11, 2013, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P. Umpqua Holdings Corporation and Sterling Financial Corporation.

**	Previously Filed